Mail Stop 4561

August 13, 2007


Earl O. Bradley, III
Chief Executive Officer
First Advantage Bancorp
1430 Madison Street
Clarksville, Tennessee  37040

RE: First Advantage Bancorp
        Form S-1, filed on July 10, 2007
        File Number 333-144454

Dear Mr. Bradley:

      We have reviewed the above referenced Form S-1 and have the following comments. Where we have indicated, we think you should
revise your document in response to these comments.   If you
disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary.   Please be as detailed
as
necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Summary, page 1

1. We suggest that directly under "First Federal Savings Bank," on page 1 you include a new sub caption that gives a very brief introduction to the company and its recent history, including its problems. Suggested topics that might be introduced could be:
* quantify the amount of total assets and the percentage of loans by
principal type.
*
disclose the recent net loss and the basic reasons for this situation. Encompass, but do not limit yourself to, the current problems described at the top of page 15, through the middle of the eleventh line.

* changes in management.
* note your lending and deposit situation, noting that generally they have declined since 2002.
* introduce the market situation described in the third and fourth paragraphs on page 55 of the appraisal, particularly the fact that your market area is "significantly over banked." Note also at Strong competition within our primary market area..., page 16, and in the body of the text.


Our Operating Strategy, page 1
2.  Disclose when the current officers took control of the bank.
3. Please explain here, and in the body of the filing, what you mean at the first bullet on page 2 where you reference "ongoing efforts to remedy operational deficiencies." We do not find any disclosure that seems to relate to these specific deficiencies.


How We Will Use the Proceeds, page 12
4. Please include greater specificity as to how you will use the proceeds. If you can not because you don`t know how you will use them, please clarify and explain why you are making this offering now.

Risk Factors, page 14
5. Please revise section to delete statements that "you cannot assure" an event, or similar language. If you could assure such events the risk factor would not be warranted. For example, note at the first risk factor on page 15.

We have had to restate our recent financial statements..., page 14
6. Please identify the basic reasons for the restatement.

Use of Proceeds, page 22
7. Please revise to reduce the offering proceeds by the cost of common stock to be acquired related to your restricted stock and stock option plans or tell us why you believe these adjustments should not be included.

Our Dividend Policy, page 24
8. In the first sentence of this section disclose in clear English what you dividend policy is. Revise and reduce paragraph one to make it useful and informative to investors.

Capitalization, page 26
9. Please revise to reduce pro forma stockholders` equity for the cost of common stock to be acquired related to your stock option plan or tell us why you believe this adjustment should not be included.

Regulatory Capital Compliance, page 27
10. Please revise to present the pro forma increase in GAAP and regulatory capital as the amount contributed to First Federal Savings
Bank since it appears that the ESOP and the MRP are funded by First
Advantage Bancorp and not First Federal Savings Bank or tell us why believe you believe these adjustments are appropriate.

Pro Forma Data, page 28
11. Please revise to reduce net investable proceeds and pro forma stockholders` equity for the cost of common stock to be acquired related to your stock option plan or tell us why you believe this adjustment should not be included.

Transactions with First Federal Savings Bank, page 85
12. Please provide all three statements required by Instruction
4.c
to Item 404(a)(5). Note that this relates to any applicable loans outstanding during the period referenced in Item 404(a). If any of these loans were made at reduced interest rates, as you discuss at the top of page 86, provide the information required by Item 404(a)(5) for each such loan.
Marketing Arrangements, page 108
13. In the first paragraph on page 108, disclose the dollar amount, at the maximum, represented by 1% and 5.5% of the offering.

Note 2: Nature of Operations and Summary of Significant Accounting
Policies

Allowance for Loan Losses, page F-10
14. If true, please revise to confirm here that your allowance for loan losses represents your estimate of probable losses inherent in the portfolio.

Mortgage Servicing Rights, page F-11
15. Please revise to disclose how your adoption of SFAS 156 affected your accounting policies for mortgage servicing rights.
Note 14: Related-party Transactions, page F-27
16. Please revise to disclose the nature of the reclassifications in your roll forward of related party loans.

 Opinions, Exhibit 5.1 and 8.1
17. Please file complete opinions, rather than forms of opinion.

Exhibit 8.1
18. Please revise to indicate that this opinion addresses all of the material federal income tax consequences.


					*   *   *   *   *


Closing Comments

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any accounting questions please contact Mike
Volley
at 202-551-3437, or Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Any other questions should be directed to David Lyon at 202-551-3421, or me at 202-551-3418.


Sincerely,



William Friar
      Senior Financial Analyst


By FAX: Victor L. Cangelosi
                Fax number 202-966-9409

Earl O. Bradley, III
First Advantage Bancorp
August 13, 2007
Page 5